[XEROX LETTERHEAD]

April 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin S. Kim

RE: Xerox Holdings Corporation Registration Statement on Form S-4, File No. 333-230342; Xerox Corporation Proxy Statement on Schedule 14A, File No. 001-04471

Dear Mr. Kim:

On behalf of Xerox Holdings Corporation (the “Registrant”) and Xerox Corporation, pursuant to Rule 461 promulgated under the Securities Act of 1933, I hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-230342), as amended, filed by the Registrant to 4:30 p.m., Washington, D.C. time, on April 22, 2019 or as soon thereafter as practicable.

We appreciate the cooperation of the staff of the Division of Corporation Finance in assisting with this request to enable Xerox Holdings Corporation and Xerox Corporation to mail the joint proxy statement/prospectus as soon as practicable following the requested effective date. Please contact the undersigned at (203) 849-2312 or Timothy M. Fesenmyer of King & Spalding LLP at (212) 556-2336 with any questions concerning this letter.

Sincerely,

/s/ Louis J. Pastor
Louis J. Pastor
Executive Vice President & General Counsel Xerox Holdings Corporation